As filed with the Securities and Exchange Commission on December 4, 2007
                                                       Registration No. 333-7222

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                   POST EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                            KYOCERA KABUSHIKI KAISHA
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                               KYOCERA CORPORATION
                   (Translation of issuer's name into English)

                                 --------------

                                      JAPAN
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                          ----------------------------

                           Kyocera International Inc.
                               8611 Balboa Avenue
                           San Diego, California 92123
                              Attention: President
                                 (858) 576-2600
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                   Copies to:

                            Patricia Brigantic, Esq.
                                 Citibank, N.A.
                        388 Greenwich Street, 17th Floor
                            New York, New York 10013
                                 (212) 816-0885

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on [Date] at 9:00 AM (EST).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

================================================================================

The Registrant hereby amends this Amendment No. 2 to Registration Statement on such date or dates as may by necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. ii

      This Post Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


                              Cross Reference Sheet


Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name and address of Depositary                                Face of Receipt -  Introductory Article and
                                                                   paragraph 2.
2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper Right Corner.
              one American Depositary Share

       (ii)   The procedure for voting, if any, the deposited      Face of Receipt - Paragraph 10.
              securities                                           Reverse of Receipt - Paragraphs 13 and 14.

       (iii)  The collection and distribution of dividends         Face of Receipt - Paragraphs 4, 6 and 10.
                                                                   Reverse of Receipt - Paragraphs 11 and 13.

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph 10.
              soliciting material                                  Reverse of Receipt - Paragraphs 13 and 16.

       (v)    The sale or exercise of rights                       Face of Receipt - Paragraphs 4, 6, 9 and 10.
                                                                   Reverse of Receipt - Paragraphs 12 and 13.

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs 3, 4, 5, 6, 7, 9 and 10.
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraph 15.

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (vii)  Amendment, extension or termination of the deposit   Face of Receipt - Paragraph 8.
              agreement                                            Reverse of Receipt - Paragraph 21 (no provision for
                                                                   extension).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph 10.
              transfer books of the Depositary and the list of     Reverse of Receipt - Paragraph 16.
              holders of Receipts

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs 2, 4, 5, 6, 7, 9 and
              the underlying securities                            10.

       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraphs 17, 18 and 20.

3.            Fees and charges which may be imposed directly or    Face of Receipt - Paragraph 9.
              indirectly on holders of Receipts

Item 2.       AVAILABLE INFORMATION                                Reverse of Receipt - Paragraph 22.

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A (a)(i) to this Amendment No. 2 to the Registration Statement and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 3.           EXHIBITS

      (a)(i) Form of Amendment No. 2 to the Amended and Restated Deposit Agreement, by and among Kyocera Corporation (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of January 5, 1999, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder -- Filed herewith as Exhibit
                  (a)(ii).

      (a)(iii) Amended and Restated Deposit Agreement, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder -- Previously filed under Reg. No. 333-7222.

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- None

      (e)         Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 29, 1998, as amended by Amendment No. 1 dated as of January 5, 1999 to Amended and Restated Deposit Agreement, as proposed to be amended by Amendment No. 2 to Amended and Restated Deposit Agreement, by and among Kyocera Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, on this day of December 4, 2007.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, as proposed to be amended, for the issuance of American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one (1) Common Share of Kyocera Corporation.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Emi Mak
                                        -----------------------------
                                        Name:  Emi Mak
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Kyocera Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Japan, on December 4, 2007.


                                Kyocera Corporation


                                By: /s/ Makoto Kawamura
                                    ------------------------------
                                    Name:  Makoto Kawamura
                                    Title: President and Representative Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each of Makoto Kawamura, John S. Gilbertson and Shoichi Aoki whose signature appears below constitutes and appoints Rodney N. Lanthorne or Tsutomu Yamori to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 2 to Registration Statement on Form F-6 (File No. 333-7222) has been signed by the following persons in the following capacities on December 4, 2007.


Signature                                   Title
---------                                   -----


*                                          Advisor and Director
---------------------------------
Kensuke Itoh

*                                          Chairman of the Board and
---------------------------------          Representative Director
Noboru Nakamura


*                                          Vice Chairman of the Board and
---------------------------------          Representative Director
Masahiro Umemura                           (Principal Financial Officer)


*                                          Vice Chairman of the Board and
---------------------------------          Representative Director
Yuzo Yamamura


*                                          Vice Chairman of the Board and
---------------------------------          Representative Director
Naoyuki Morita

/s/ Makoto Kawamura                        President and Representative Director
---------------------------------          (Principal Executive Officer)
Makoto Kawamura


*                                          Director
---------------------------------
Koji Seki


*                                          Director
---------------------------------
Michihisa Yamamoto


*                                          Director
---------------------------------
Isao Kishimoto


*                                          Director
---------------------------------
Hisao Hisaki


/s/ Rodney N. Lanthorne                    Director
---------------------------------          (Authorized Representative in
Rodney N. Lanthorne                        the United States)


/s/ John S. Gilbertson                     Director
---------------------------------
John S. Gilbertson


/s/ Shoichi Aoki                           Executive Officer
---------------------------------          (Principal Accounting Officer)
Shoichi Aoki


* By /s/ Rodney N. Lanthorne
---------------------------------
Rodney N. Lanthorne

  Attorney-in-Fact pursuant to Power of
  Attorney filed with Amendment No.1 to
   Registration Statement on Form F-6
         (File No. 333-7222)

                                Index to Exhibits


                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------

(a)(i)              Form of Amendment No. 2 to Amended and
                    Restated Deposit Agreement.

(a)(ii)             Amendment No. 1 to the Amended and Restated
                    Deposit Agreement, dated as of January 5,
                    1999.